GPS FUNDS II

AMENDED AND RESTATED DISTRIBUTION PLAN
SERVICE SHARES
(12b-1 Plan)

The following Distribution Plan (the “Plan”) has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”), by GPS Funds II, a Delaware statutory trust (the “Trust”), on behalf of the funds set forth in Exhibit A, as may be amended from time to time (each, a “Fund” and collectively, the “Funds”).  Each Fund is a series of the Trust.  The Plan has been approved by a majority of the Trust’s Board of Trustees (the “Board” or “Trustees”), including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any Rule 12b-1 Agreement (as defined below) (the “Disinterested Trustees”), cast in person at a meeting called for the purpose of voting on such Plan.

In approving the Plan, the Board concluded that the proposed compensation of the Distributor (defined below) is fair and not excessive.  Accordingly, the Board determined that adoption of the Plan would be prudent and in the best interests of the Funds and their shareholders.  Such approval by the Board included a determination, in the exercise of its reasonable business judgment and in light of its fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Funds and their shareholders.

The provisions of the Plan are as follows:

1.	PAYMENTS BY THE TRUST

The Trust will cause each Fund to pay annual distribution fees of 0.25% of the average daily net assets of the Service Shares of each Fund in connection with the promotion and distribution of the Fund’s Service Shares and the provision of personal services to shareholders, including, but not necessarily limited to, advertising, compensation to underwriters, dealers and selling personnel, the printing and mailing of prospectuses to other than current Fund shareholders, and the printing and mailing of sales literature.  The Trust, on behalf of the Funds, will pay either AssetMark Brokerage, LLC (the “Distributor”), as a principal underwriter of each Fund’s Service Shares, or any other eligible institution or party, at the direction of the Distributor or the Funds’ adviser, AssetMark, Inc. All or a portion of these fees may be paid to any registered securities dealer, financial institution or any other person (the “Recipient”) who renders assistance in distributing or promoting the sale of each Fund’s Service Shares, or who provides certain shareholder services, pursuant to a written agreement (the “Rule 12b-1 Agreement”).  To the extent not so paid by the Distributor such amounts may be retained by the Distributor.  Payment of these fees shall be made monthly promptly following the close of the month.  In no event shall the payments made under the Plan, plus any other payments deemed to be made pursuant to the Plan, exceed the amount permitted to be paid pursuant to the Conduct Rules of the Financial Industry Regulatory Authority.

2.	RULE 12B-1 AGREEMENTS

(a) No Rule 12b-1 Agreement shall be entered into with respect to the Funds and no payments shall be made pursuant to any Rule 12b-1 Agreement, unless such Rule 12b-1 Agreement is in writing and the form of which has first been delivered to and approved by a vote of a majority of the Trust’s Board, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such Rule 12b-1 Agreement.

(b) Any Rule 12b-1 Agreement shall describe the services to be performed by the Recipient and shall specify the amount of, or the method for determining, the compensation to the Recipient.

(c) No Rule 12b-1 Agreement may be entered into unless it provides (i) that it may be terminated with respect to each Fund at any time, without the payment of any penalty, by vote of a majority of the shareholders of such Fund, or by vote of a majority of the Disinterested Trustees, on not more than 60 days’ written notice to the other party to the Rule 12b-1 Agreement, and (ii) that it shall automatically terminate in the event of its assignment.

(d) Any Rule 12b-1 Agreement shall continue in effect for a period of more than one year from the date of its execution only if such continuance is specifically approved at least annually by a vote of a majority of the Board, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such Rule 12b-1 Agreement.

3.	QUARTERLY REPORTS

The Distributor shall provide to the Board, and the Board shall review at least quarterly, a written report of all amounts expended pursuant to the Plan.  This report shall include the identity of the Recipient of each payment and the purpose for which the amounts were expended and such other information as the Board may reasonably request.

4.	EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan shall become effective immediately upon approval by the vote of a majority of the Board, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on the approval of the Plan.  The Plan shall continue in effect with respect to the Funds for a period of one year from its effective date unless terminated pursuant to its terms.  Thereafter, the Plan shall continue with respect to the Funds from year to year, provided that such continuance is approved at least annually by a vote of a majority of the Board, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such continuance.  The Plan, or any Rule 12b-1 Agreement, may be terminated with respect to a Fund at any time, without penalty, on not more than sixty (60) days’ written notice by a majority vote of shareholders of such Fund, or by vote of a majority of the Disinterested Trustees.

5.	SELECTION OF DISINTERESTED TRUSTEES

During the period in which the Plan is effective, the selection and nomination of those Trustees who are Disinterested Trustees of the Trust shall be committed to the discretion of the Disinterested Trustees.

6.	AMENDMENTS

All material amendments of the Plan shall be in writing and shall be approved by a vote of a majority of the Board, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such amendment.  In addition, the Plan may not be amended to increase materially the amount to be expended by a Fund hereunder without the approval by a majority vote of shareholders of the Fund affected thereby.

7.	RECORDKEEPING

The Trust shall preserve copies of the Plan, any Rule 12b-1 Agreement and all reports made pursuant to Section 3 for a period of not less than six (6) years from the date of this Plan, any such Rule 12b-1 Agreement or such reports, as the case may be, the first two (2) years in an easily accessible place.

8.	EFFECTIVE DATE

This Plan shall take effect on the _____ day of _____, 2014.

Exhibit A
to the
Distribution (Rule 12b-1) Plan

Funds	Share Class
GuidePath Strategic Asset Allocation Fund	Service
GuidePath Tactical Constrained Asset Allocation Fund	Service
GuidePath Tactical Unconstrained Asset Allocation Fund	Service
GuidePath Absolute Return Asset Allocation Fund	Service
GuideMark Opportunistic Fixed Income Fund	Service
GuideMark Global Real Return Fund	Service
GuidePath Multi-Asset Income Asset Allocation Fund	Service
GuidePath Altegris Diversified Alternatives Allocation Fund	Service
GuidePath Fixed Income Allocation Fund	Service